Exhibit 21.1
Subsidiaries

Subsidiary	State of Incorporation
AgriFuel Co.	Delaware

Buffalo Hauling Corp.	New York

General Smelting and Refining, Inc.[1]	Tennessee

Gulf Coast Recycling, Inc.	Florida

Metalico Buffalo, Inc.[2]	New York

Mayco Industries, Inc.	Alabama

Metalico Alabama Realty, Inc.	Alabama

Metalico Aluminum Recovery, Inc.	New York

Metalico-College Grove, Inc.	Tennessee

Metalico-Granite City, Inc	Illinois

Metalico Niagara, Inc.[3]	New York

Metalico Niles, Inc.[1]	Ohio

Metalico Rochester, Inc.[4]	New York

Metalico Syracuse, Inc.	New York

Metalico Syracuse Realty, Inc.	New York

River Hills by the River, Inc.[5]	Florida

Santa Rosa Lead Products, Inc.	California

West Coast Shot, Inc.	Nevada

[1]	Inactive

[2]	Formerly known as Lake Erie Recycling Corp.

[3]	Formerly known as Metalico-Buffalo, Inc.

[4]	Formerly known as Metallico Lyell Acquisitions, Inc.

[5]	Wholly-owned subsidiary of Gulf Coast Recycling, Inc.